EX 99.28(p)(6)

BlueBay Code of Ethics and RBC Code of Conduct

Relevant Rules:	Rule 204A-1 under the Investment Adviser Act (the “Code of Ethics Rule”)
Rules Summary:

Registered Investment Advisers are required to adopt a code of ethics. The code of ethics must set forth standards of conduct expected of advisory personnel and address conflicts that arise from personal trading by advisory personnel.

Policy Owner	Version #	Date of Last Review	Date of Next Review
Compliance Team	1	December 2017	December 2018

The BlueBay Code of Ethics

The BlueBay Code of Ethics requires Covered Persons to:

•	Act with integrity, competence, diligence, respect and in an ethical manner with clients/investors, prospective clients/investors, and all other persons with whom you deal in the course of your business activities;

•	Place the interests of clients/investors above your own personal interests;

•	Use reasonable care and exercise independent and objective professional judgement when carrying out your duties for clients/investors, and prospective clients/investors, and with persons with whom you interact in the course of carrying out your duties;

•	Promote the integrity of and uphold the laws and rules governing capital markets and the investment management profession;

•	Maintain and improve your professional competence and strive to maintain and improve the competence of other investment professionals with whom you interact; and

•	Ensure that all verbal and written communication, including Bloomberg messages, Bloomberg instant messages, and email messages, are professional and do not include any material that could be regarded as inappropriate or offensive.

Covered Persons are reminded that all Bloomberg messages, Bloomberg instant messages, and email messages received and sent, including those deleted, are stored in accordance with BlueBay’s record keeping policies, in archive systems that can be accessed at the request of a regulator.

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The RBC Code of Conduct

The RBC Code of Conduct is based on eight key principles which are as follows:

Principle 1: Upholding the Law

Every RBC company, Partner and employee will, at all times, abide by the law and respect its intent in the best interests of our clients, Partners, employees and shareholders.

Principle 2: Confidentiality

Clients, Partners and employees have a right to privacy and to the security of their personal information. RBC companies, Partners and employees will respect and preserve this right.

Principle 3: Fairness

In all our dealings, we strive to treat people fairly, carefully weighing our responsibilities to all stakeholders. Business relationships -- whether cooperative or competitive -- will be pursued freely, fairly and openly.

Principle 4: Corporate Responsibility

It is our duty as a corporate citizen to add value to society while earning a profit for our shareholders. RBC companies take responsibility for the effects of their actions, both social and economic.

Principle 5: Honouring Our Trust In You

The funds, property, information and services entrusted to our care belong to RBC companies and their clients alone. Using these assets carelessly, inappropriately, or for personal gain is a violation of this trust.

Principle 6: Objectivity

The judgments we make as employees will be independent of personal interests arising from other business dealings or obligations created by social relationships or personal favours.

Principle 7: Integrity

Our word is our bond. As representatives of RBC companies, we tell the truth in all our communications and do not mislead by commission or omission.

Principle 8: Individual Responsibility

As responsible women and men, we treat each other with respect. Our working relationships are based on candor, openness and our commitment to empower others rather than to exploit them. The full RBC Code of Conduct is available on the BlueBay intranet via the HR site here.

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